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Exhibit A

2005 ANNUAL INFORMATION FORM

Fairmont Hotels & Resorts Inc.

Annual Information Form

March 10, 2006

TABLE OF CONTENTS

	Page Reference
Topic(1),(2),(3)	Annual Information Form	2005 Annual Report
FORWARD-LOOKING INFORMATION	1
CURRENCY EXCHANGE RATES	2
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
DESCRIPTION OF THE BUSINESS	5	4, 5, 6, 28
RISK FACTORS	12
DESCRIPTION OF CAPITAL STRUCTURE, DIVIDEND POLICY AND MARKET FOR SECURITIES	18
DIRECTORS AND EXECUTIVE OFFICERS	19
REPORT ON EXECUTIVE COMPENSATION	24
PERFORMANCE GRAPH	29
EXECUTIVE COMPENSATION	30
MATERIAL CONTRACTS	36
LEGAL PROCEEDINGS	36
INTERESTS OF EXPERTS	37
AUDIT COMMITTEE INFORMATION	37
TRANSFER AGENT AND REGISTRAR	38
ADDITIONAL INFORMATION	38

Notes:

(1)
In this Annual Information Form, all dollar amounts are in United States dollars unless stated otherwise.
(2)
In this Annual Information Form, information is given as at December 31, 2005 unless stated otherwise.
(3)
Portions of FHR's Annual Report for the year ended December 31, 2005 (the "2005 Annual Report") are incorporated by reference into this Annual Information Form.

FORWARD-LOOKING INFORMATION

        This Annual Information Form contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited, to the operations, anticipated financial performance, business prospects and strategies of Fairmont Hotels & Resorts Inc. and its subsidiaries (collectively, "FHR", the "Corporation" or "we"). Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

        Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by FHR. By its nature, the Corporation's forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: the risks associated with the proposed arrangement with an affiliate of Kingdom Hotels International ("Kingdom") and Colony Capital, LLC ("Colony") to acquire all of the Corporation's common shares; adverse factors generally encountered in the lodging industry; the risks associated with global events including war, terrorism, international conflicts and contagious illness outbreaks; the seasonality of FHR's business and operations; the risks associated with real estate investments; failure to obtain new or maintain existing management contracts; FHR's acquisition, expansion and development strategy being less successful than expected; FHR's ability to obtain capital to finance the growth of its business; debt financing risks; potential covenants in FHR's financing agreements limiting its discretion; the risks associated with potential liabilities arising from future claims against Canadian Pacific Limited; liquidity limitations; currency fluctuations; significant regulation of the lodging industry; the risks associated with environmental regulation; the impact of extreme weather conditions and natural disasters; significant competition; the potential negative effects of strikes and work stoppages; the risks associated with our internal control over financial reporting being considered ineffective by regulatory authorities; vacation ownership is subject to extensive regulation; the inability of FHR to assure investors that a judgment of a U.S. court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

        The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

CURRENCY EXCHANGE RATES

        Except where otherwise indicated, all dollar amounts used in this Annual Information Form are expressed in United States dollars and "$" and US$ means United States dollars. The following table sets out: (i) the noon rates of exchange for the United States dollar, expressed in United States dollars per Canadian dollar, in effect at the end of the periods indicated; (ii) the average noon exchange rates for these periods; and (iii) the high and low exchange rates during these periods, based on the rates quoted by the Bank of Canada.

			Years ended December 31
	January 1, 2006 through March 10, 2006
U.S. Dollar per Canadian Dollar			2005		2004		2003
Noon rate at end of period	US$	0.8617	US$	0.8577	US$	0.8308	US$	0.7738
Average noon rate for period		0.8680		0.8253		0.7683		0.7135
High for period		0.8850		0.8751		0.8514		0.7789
Low for period		0.8479		0.7853		0.7141		0.6338

        On March 10, 2006, the noon rate of exchange for the United States dollar, expressed in United States dollars per Canadian dollar as quoted by the Bank of Canada was US$0.8617.

CORPORATE STRUCTURE

        The issuer's full corporate name is Fairmont Hotels & Resorts Inc. FHR is incorporated under the Canada Business Corporations Act. The Corporation's head office is located at 100 Wellington Street West, Canadian Pacific Tower, Toronto-Dominion Centre, Suite 1600, Toronto, Ontario M5K 1B7.

        The articles of the Corporation provide for authorized capital of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

        The intercorporate relationships among FHR, its principal subsidiaries and Legacy Hotels Real Estate Investment Trust ("Legacy") are depicted in the diagram below.

Notes:

(1)
FHRPI holds FHR's interests in the Southtown lands located in Toronto, Ontario and the Coal Harbour lands located in Vancouver, British Columbia. See "Description of the Business — Real Estate Activities — Land Holdings."
(2)
Legacy is an unincorporated closed-end real estate investment trust formed under the laws of the Province of Alberta and its trust units are publicly traded on the Toronto Stock Exchange.

GENERAL DEVELOPMENT OF THE BUSINESS

        FHR has owned and managed hotels and resorts for over 118 years. Until September 2001, the Corporation was known as Canadian Pacific Limited ("CPL"). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders of CPL and by the court, CPL completed a reorganization (the "Arrangement"), which divided CPL into five new public companies — Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc., which was subsequently renamed FHR Holdings Inc. ("FHRHI"). On January 1, 2006, FHRHI amalgamated with certain of its subsidiaries, including FHR Real Estate Corporation. The amalgamated company was renamed FHR Real Estate Corporation.

        In 1997, FHRHI was a Canadian hotel management and ownership business with 25 properties, with approximately 11,000 guestrooms and one luxury brand, Canadian Pacific Hotels. The portfolio was primarily a combination of CPL's original Canadian Pacific hotel and resort properties and seven hotels purchased from Canadian National Railway Co. in 1988. In November 1997, FHR sold 11 city center business hotels to Legacy concurrent with Legacy's commencement of operations and initial public offering. FHR acquired an approximate 33% interest in Legacy under this offering, which has since been reduced to an approximate 23.7% interest. In 1998, FHR purchased Delta, which at the time had 27 hotels and 10,000 guestrooms under management or franchise. Also in 1998, FHR purchased the Princess hotel portfolio, a group of seven resorts in the United States, Mexico, Bermuda and Barbados.

        In October 1999, Fairmont was created through the combination of FHR's luxury hotel management business with that of Fairmont Hotel Management L.P. ("Fairmont L.P."), a U.S.-based luxury hotel manager. Fairmont immediately became the largest luxury hotel management company in North America, as measured by the number of rooms under management. FHR contributed management contracts for 27 luxury properties while Fairmont L.P. contributed management contracts for seven hotels in key United States gateway cities and all rights to the Fairmont brand. This acquisition provided FHR with an international luxury brand under which it now operates its world-class hotels and its luxury hotel management business.

        On December 21, 2005, the Corporation's Board of Directors recommended that shareholders reject a partial takeover bid by Icahn Partners LP and Icahn Partners Master Fund LP (collectively, "Icahn") for approximately 41% of the outstanding common shares of FHR. Earlier in that month, the Board of Directors formed a special committee (the "Special Committee") to assist the Board of Directors in its review of Icahn's proposal and any strategic alternatives. Financial and legal advisors were engaged to assist the Special Committee with its role.

        On January 30, 2006, FHR announced that it had entered into an acquisition agreement (the "Acquisition Agreement") with a Canadian company affiliated with Kingdom and Colony, which will acquire all of FHR's outstanding common shares at a price of $45.00 per share in cash. The total value of this transaction including transaction expenses and assumed debt is $4.0 billion. The transaction was unanimously approved by FHR's Board of Directors following receipt of the recommendation of the Special Committee.

        The transaction is to be effected by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 2/3% of the votes cast by FHR's shareholders at a meeting of shareholders scheduled for mid-April 2006, as well as court approval. The closing is subject to certain other customary conditions, including regulatory approvals. The transaction is expected to close in early May 2006, shortly after receipt of shareholder and court approvals. FHR has been advised by Kingdom and Colony of their intention to combine Fairmont with the Raffles hotel portfolio (currently owned by Colony) following the completion of the transaction, transforming the companies into a global luxury hotel leader with 120 hotels in 24 countries. Fairmont will continue as an independent hotel management and ownership company headquartered in Canada and Raffles, based in Singapore, will also retain its separate brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore. See "Risk Factors — Risk Relating to the Proposed Transaction with an Affiliate of Kingdom Hotels International and Colony Capital".

Recent Acquisitions

        In 2004 and 2005, FHR invested an aggregate of $10 million for a 17.4% interest in the Fairmont Mayakoba, located in the Riviera Maya, Mexico and a management contract for the property. The resort, which is scheduled to open in April 2006, will be managed by Fairmont under a long-term management contract.

        In December 2004, FHR invested $19.8 million in cash for both a 25% interest in a partnership with Kingdom and the Bank of Scotland and a management contract for the Monte Carlo Grand Hotel in Monaco. The partnership, FHR European Ventures LLP, purchased the hotel in December 2004. The property, now re-branded as the Fairmont Monte Carlo, is being managed by Fairmont under a long-term management contract.

        In December 2004, FHR invested $10 million for an approximate 14% equity interest in, and the management by Fairmont of, a hotel owned by Nile City for Hotels and Tourism. Nile City for Hotels and Tourism is constructing the hotel in Cairo, Egypt. The hotel will be managed by Fairmont under a long-term management contract.

        In May 2005, FHR invested $5 million for an approximate 15% equity interest in a joint venture with Kingdom and IFA Hotels & Resorts that acquired five hotels in Kenya: Nairobi's Norfolk Hotel, the Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club. In November 2005, FHR sold this equity interest to Kingdom for $5 million but retained long-term management contracts for these five properties.

Recent Dispositions

        In July 2004, FHR sold The Fairmont Kea Lani, Maui for cash proceeds of $355.4 million. The resort continues to be managed by Fairmont under a long-term management contract.

        In July 2004, FHR sold The Fairmont Glitter Bay for cash proceeds of approximately $31.7 million.

        In September 2004, FHR sold 12 million units of Legacy for $63 million in cash. The sale decreased FHR's equity investment in Legacy to approximately 23.7%.

        In September 2005, FHR entered into an agreement to sell its remaining undeveloped Coal Harbour lands located in Vancouver, British Columbia to Westbank, a Vancouver-based developer in partnership with Peterson Investment Group, for $58 million. Westbank plans to develop a hotel and residential condominium project on the site and has entered into a long-term agreement with Fairmont to manage the hotel, to be named the Fairmont Pacific Rim.

        In December 2005, Fairmont sold The Fairmont Orchid, Hawaii for gross proceeds of $250 million. The hotel continues to be managed by Fairmont under a long-term management contract.

DESCRIPTION OF THE BUSINESS

Overview

        FHR is one of North America's leading managers of luxury hotels. FHR currently has 87 luxury and first-class hotels and resorts in its portfolio, representing more than 33,500 rooms. An additional nine properties are currently under development. FHR has owned and managed hotels for over 118 years and currently manages properties principally under the Fairmont and Delta brand names.

Competitive Strengths

        FHR's distinguishing and most compelling strength is its portfolio of luxury hotels and resorts. Many of FHR's properties are in highly desirable locations with high barriers to entry.

        The leisure segment of the lodging industry is expected to continue to experience strong growth. FHR has a formidable position within the leisure segment of the industry, with approximately 60% of revenues from owned hotels earned from the leisure market in 2005.

        The emerging strength of the Fairmont brand is a critical component of FHR's success. With a Fairmont branded hotel in fewer than 25% of the top 50 U.S. markets, Fairmont is in the unique position of being able to expand into many untapped markets. There are also many key international destinations which do not have a Fairmont hotel. The ability to introduce Fairmont as a new brand in these destinations is especially attractive to the owner or developer of a luxury property.

        FHR also has secure management contracts with an average remaining life of more than 40 years at its Fairmont properties. This provides stable cash flow into the future.

Hotel Ownership

        FHR has real estate ownership interests ranging from approximately 15% to 100% in 21 properties. This distinctive collection of hotel properties is located primarily in exclusive resort destinations or key North American gateway cities. All of FHR's hotel ownership interests are held directly or indirectly by FHRREC. Fairmont manages the 19 luxury properties and Delta manages the two first-class properties.

        The majority of FHR's income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses ("EBITDA") is generated by its hotel ownership interest in ten properties in six locations. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise located in Banff National Park and The Fairmont Jasper Park Lodge located in Jasper National Park in the Canadian Rockies all benefit from high barriers to entry since development in these parks is controlled by the Government of Canada. The Fairmont Chateau Whistler, located in Whistler, British Columbia, is a year-round resort widely recognized as one of North America's best ski destinations. The Whistler hotel market is nearing full development capacity, which is expected to restrict new supply growth. The Fairmont Scottsdale Princess is a AAA Five-Diamond hotel in the growing Scottsdale, Arizona market. The Fairmont Hamilton Princess and The Fairmont Southampton are located in Bermuda, where FHR enjoys favorable income tax treatment on its earnings. At the Fairmont Acapulco Princess and The Fairmont Pierre Marques in Acapulco, Mexico, there is an opportunity to increase the value of these resorts through their continuing development. The Fairmont Copley Plaza in Boston, Massachusetts continues to benefit from a major renovation program completed in 2004 that restored the hotel to its original grandeur.

        Approximately 50-55% of gross revenue from hotel ownership is generated from room revenue and 35% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry, contribute the balance of revenues earned by the owned properties.

Investment in Legacy

        FHR also has an approximate 23.7% interest in Legacy, which owns 22 hotels across Canada and two in the United States, all of which are managed by either Fairmont or Delta. FHR accounts for its ownership interest in Legacy on an equity basis. For further information regarding FHR's transactions with Legacy, see page 28 of the 2005 Annual Report, which page is incorporated herein by reference.

Real Estate Activities

  Vacation Ownership — Fairmont Heritage Place

        Fairmont Heritage Place ("FHP") is FHR's private residence club product offering vacation home ownership in some of the world's most sought after locations. Fairmont Heritage Place Acapulco, FHR's first residence club, opened in September 2004. Located next to The Fairmont Acapulco Princess, this residence project is currently in its third phase of development. FHP also manages the Fairmont Heritage Place Franz Klammer Lodge in Telluride, Colorado and planning is underway for Fairmont Heritage Place Barbados. Future development is being considered at select Fairmont resort locations including Mayakoba, Mexico and Bermuda. In addition, FHP has announced a number of joint ventures with third party developers in other locations.

  Land Holdings

        FHR holds other real estate assets, which consist primarily of the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia.

        The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario. To date, FHR has sold or agreed to sell all but one of the parcels comprising the Southtown lands. That remaining parcel of land is zoned for the development of commercial, residential and hotel use.

        The Coal Harbour lands in downtown Vancouver, British Columbia are located across from the site of Vancouver's new convention centre. To date, all of the Coal Harbour lands have been sold or are under contract to be sold, including the land to be developed by Westbank as the new Fairmont Pacific Rim.

Management Operations

        FHR manages hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity.

  Fairmont

        Fairmont is North America's largest luxury hotel management company, as measured by rooms under management. Currently, Fairmont manages approximately 22,200 rooms at 49 luxury properties in major city centers and resort destinations throughout the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Fairmont caters to the luxury segment of the market, which is sometimes referred to as four or five star. Luxury hotels are full service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities. The hotel staff-to-guest ratio tends to be higher at luxury hotels in order to allow for more personalized service.

        Fairmont's incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. Within the next one to two years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts. See also "Description of the Business — Management Operations — Fees and Services".

        One of Fairmont's strengths is the diversity of its revenue base, which is relatively balanced between individual and group travel and between business and leisure travel. The individual or transient traveler is typically less price sensitive, whereas the group travel business helps build occupancy in off-peak seasons, providing stability in earnings. Business travel accounts for approximately one-half of Fairmont's revenues under management and the balance is derived from leisure travel. Further diversification is provided to Fairmont as approximately 50% of revenues are derived from city center locations and the balance from resort properties. Fairmont's resorts attract both corporate travelers for offsite retreats and leisure customers who take advantage of the activities and amenities offered by these locations.

        Fairmont enjoys a considerable competitive advantage in the group business segment of the industry over other luxury four or five star brands, due to its large meeting facilities and greater number of guestrooms. Fairmont's average number of rooms per hotel is approximately 450, whereas Fairmont's major competitors generally range between 200 to 330 rooms per hotel. See pages 4 and 5 of the 2005 Annual Report, which pages are incorporated herein by reference.

        Fairmont has certain amenities and expertise in diverse areas that distinguish it in the luxury sector. For example, the Fairmont Gold product has carved out a niche that competes with other luxury hotels. This "hotel within a hotel" concept is typically one or two floors of a Fairmont property, has its own check-in desk and lounge area, upgraded amenities in each guestroom and superior personalized service. This product commands a higher rate and competes with the upper end of the luxury hotel segment from both a service and room rate perspective.

        Fairmont also has resources dedicated to both golf and spa operations. FHR has operated golf courses since 1911 and its courses, situated in some of North America's finest natural settings, have been designed by some of the world's foremost golf course architects. Fairmont has considerable experience in golf course management, maintenance and retail golf operations and is Canada's leading operator of high-end resort golf courses.

        Fairmont introduced its spa product, Willow Stream The Spas At Fairmont, with the opening of the spa at The Fairmont Scottsdale Princess in December 2001. Since then, Fairmont has expanded its spa product to The Fairmont Empress, The Fairmont Banff Springs, The Fairmont Acapulco Princess, The Fairmont Southampton and The Fairmont Dubai. Fairmont converted the existing spa at The Fairmont Turnberry Isle Resort & Club in 2004 to Willow Stream. Fairmont plans to add its eighth Willow Stream to the collection in April 2006, when the Fairmont Mayakoba is expected to open.

        During 2005, Fairmont added seven hotels to its managed portfolio. In January 2005, Fairmont assumed management of The Savoy Hotel in London, England, one of the city's most-recognized luxury hotels. The Savoy, A Fairmont Hotel, is Fairmont's second European property, following the addition of the Fairmont Monte Carlo in December 2004.

        In May 2005, Fairmont entered the continent of Africa by assuming management of five renowned hotels in Kenya: Nairobi's Norfolk Hotel, the Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club.

        In July 2005, Fairmont assumed management of, and rebranded, the Fairmont Newport Beach, California, a 444-room hotel. A comprehensive renovation of the hotel's guestrooms, public areas and facilities is underway and is expected to be completed in mid-2006.

        The Fairmont New Orleans experienced significant damage following the impact of Hurricane Katrina in August 2005. The hotel has remained closed since that time. The financial impact of this event is not expected to be material to FHR as the Corporation does not have an ownership interest in the property.

        In January 2006, Fairmont ceased management of the hotel located in Kansas City, Missouri following the sale of the property by its owners.

  Delta

        Delta is Canada's largest first-class hotel management company, with approximately 11,400 rooms at 38 managed and franchised properties across Canada. See page 6 of the 2005 Annual Report, which page is incorporated herein by reference. Since its acquisition of Delta in 1998, FHR has upgraded Delta's portfolio of properties and enhanced the reputation of the Delta brand. Delta strengthens FHR's leadership position in the Canadian marketplace, adds a complementary brand to its portfolio and allows FHR to achieve significant economies of scale.

        Delta's incentive-based management contracts have an average remaining term of more than 10 years. Delta participates in up to 30% of earnings above the threshold on some of its management contracts. See also "Description of the Business — Management Operations — Fees and Services".

        Delta has certain amenities and expertise in diverse areas that distinguish it in the first-class sector. For example, Delta's Signature Club combines the exclusive use of a private lounge and upgraded guestrooms and amenities. Signature Club guestrooms achieve premium rates enabling Delta to increase revenues. Delta has a strong regional sales network across Canada and is recognized for its brand strength and property distribution within its marketplace. Delta's major brand competitors are Hilton, Marriott, Radisson and Sheraton.

  Fees and Services

        Under their management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training, and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and providing for the safekeeping, repair and maintenance of the physical assets. Fairmont and Delta perform these services within the guidelines contained in the annual operating and capital plans that are submitted to the owners of the properties for their review and approval. For these services, Fairmont and Delta earn a base fee calculated as a percentage of a property's gross revenues and may earn an incentive fee based on the operating results of the property.

        Fairmont and Delta provide centralized reservation services, marketing and sales programs and advertising services to properties under management. All of these services are provided by Fairmont and Delta on a cost recovery basis.

  Owners' Responsibilities

        Under Fairmont's and Delta's management contracts, a hotel owner generally is responsible for the funding of the hotel's working capital requirements and capital expenditures. Fairmont and Delta annually prepare an operating plan and capital expenditure budget for each property owner to approve. All structural changes, major refurbishing programs and major repairs require the separate approval of the property owner prior to implementation by Fairmont or Delta. The property owner also employs the hotel staff and pays their salaries, including all benefits, or, in instances where Fairmont is the designated employer, the property owner compensates and indemnifies FHR for all employment obligations.

Capital Improvements and Investments

        FHR maintains the high quality of its properties through an annual maintenance program, which is funded by the owners of the properties. The annual maintenance program is based on a percentage of revenues and generally ranges from 4% to 6% of each property's gross revenue. Other projects are undertaken in order to maximize profits. During 2005, approximately $72 million was spent on maintenance and improvements to FHR's owned assets, the majority of which was spent on profit-enhancing projects.

Marketing and Guest Recognition Programs

        FHR has several e-commerce initiatives designed to assist in the optimization of asset performance, including a direct web-based hotel and activity booking system, a content management framework, sophisticated hotel search engines and marketing campaign management and reporting systems. FHR has also re-engineered its core systems to exploit the latest web-based technologies, which now operate over the Internet to any location in the world. FHR has built a digital infrastructure that interconnects its guestrooms, the employee base, the Internet and all the traditional travel distribution channels.

        As part of the initiatives outlined above, FHR's web-based systems were replaced with more sophisticated systems that, among other things, enable guests to plan their Fairmont experience online. The new system includes a data warehouse which captures the entire transaction history of guests, which matches with profiles that can be developed online. The resulting data is leveraged to gain a larger share of guests' spending and enhance loyalty to the brand. Guests are able to view Fairmont's facilities and book their rooms online, as well as arrange a variety of other activities both off property and at the destination, including spa appointments and golf tee times. This information then becomes part of the guest's profile, making it possible to offer tailored packages to that guest through direct mail and/or email. Members of the Fairmont President's Club, Fairmont's guest recognition program, have access to their own secure area of the website where they can update their personal profiles. These enhanced profiles are then communicated to personnel at the hotel who will "customize" the guest's stay. In addition, this information enhances Fairmont's ability to communicate with this very important target group, ensuring that Fairmont provides the services that these customers consider important. Fairmont currently has approximately 496,000 active Fairmont President's Club members, an increase of 45.4% over 2005. Delta Privilege, a guest recognition membership program designed for frequent business travelers, has approximately 145,000 active members, up 5% over 2005.

Seasonality of Business

        FHR's hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. This negative impact on operations at the city center hotels is offset, to some degree, by increased travel to FHR's warm weather and ski resorts in these months and may, in the future, be offset to a greater extent as the Corporation's portfolio of resort properties increases.

Environmental Protection

        Environmental compliance programs are in place at all properties that FHR manages and owns. No significant issues were identified at any of these properties as a result of the annual environmental questionnaire completed by the hotels.

        As part of the acquisitions of both the Princess hotel portfolio and Fairmont L.P., environmental assessments were reviewed for all hotels involved. Any removal or containment of hazardous materials in these properties is being carried out during planned renovations of these properties. All of the properties purchased by Legacy are required by its Declaration of Trust to have environmental assessments.

        In addition to compliance with environmental regulations, FHR is a leader in promoting environmentally sound business practices at its owned and managed hotels through its Green Partnership Program. The Green Partnership Program focuses on improvements in the areas of waste management and energy and water conservation as well as community outreach through local groups and partnerships. By focusing on operational improvements significant environmental and financial benefits can be realized. In addition, the Green Partnership Program focuses on sustainability and encompasses activities ranging from recycling and organic waste diversion in a hotel's kitchen to retrofitting energy efficient lighting. It also includes such activities as rooftop herb gardens (located at nine properties), the purchase of "green power" and the redistribution of household goods and food to those in need.

        The Green Partnership Program also allows FHR to further environmental protection through its Eco-Innovation Signature projects that serve to foster local partnerships and concentrate efforts to "think globally and act locally". Examples of these unique initiatives that are taking place at FHR's properties include clean air awareness in California, coral reef protection in Hawaii, river protection in the United Kingdom and international efforts in the conservation of endangered species such as the North Atlantic right whale, the peregrine falcon, and sea turtles.

        FHR is also committed to setting the highest standard of environmentally responsible golf course management and takes a sensitive approach to the stewardship of its recreational lands. As a result, all FHR owned and managed golf courses are enrolled in Audubon International's Cooperative Sanctuary System program. This program dictates integrated environmental management plans specific to each golf course that examine the areas of environmental planning, wildlife and habitat management, integrated pest management, water quality management, water conservation, outreach and education.

        FHR also believes in sharing the stewardship message. In June 2006, Fairmont announced its community-focused brand partnership with the Los Angeles-based Environmental Media Association, a high profile non-profit organization that integrates sustainability and environmental messaging into mainstream media.

Human Resources

        FHR currently manages or employs more than 30,000 full-time and part-time employees. FHR encourages a strong service-based culture among employees with the goal of providing consistent, personalized service of an exceptional standard. Fairmont has developed a series of programs designed to select, lead, train and recognize employees who will share its objective of ensuring that the expectations of guests are consistently met and exceeded. Delta has its own human resources training programs, which are similar to those at Fairmont.

        Fairmont endeavors to ensure that it hires people that are most suited for the positions offered, by requiring each candidate to undergo a screening process that has been developed by a well-known management consulting firm. FHR was selected by Maclean's magazine as one of Canada's "Top 100 Employers" for a fourth consecutive year.

        Approximately 40% of the current employees at FHR's managed and owned hotels are members of collective bargaining units and are represented by 18 unions. The agreements with the various bargaining units have staggered expiry dates. In 2005, 15 Fairmont properties and four Delta hotels successfully negotiated new labor contracts. In 2006, 13 labor contracts at 11 Fairmont properties and seven labor contracts at seven Delta properties are scheduled to expire.

Intellectual Property

        FHR believes that its brands are very important to its success. FHR has a significant number of trade names, trademarks and service marks, including those relating to Fairmont and those acquired as a result of its purchase of the Delta and Princess hotel portfolios. In addition, FHR is the owner of many Internet domain names related to its brands. FHR vigorously defends its brands and spends considerable time and resources in surveillance, registration, protection and prosecution of infringers. The "Canadian Pacific" trademark and its derivative marks were transferred to Canadian Pacific Railway Company as part of the Arrangement. FHR has secured a perpetual, royalty-free license for its continued use of these trademarks.

Insurance

        All hotels managed by FHR are insured against property damage, business interruption and liability at the expense of the hotel owner. Under these policies, FHR is also insured against loss of fee income in the event of a temporary business interruption arising from an insured peril at any of the properties that it manages. In addition, FHR obtains indemnities from the owners of the properties that it manages in respect of damages caused by acts, omissions and liabilities of the employees of the property or of FHR, other than damages resulting from certain actions of the Corporation and certain senior management personnel. FHR also maintains director and officer liability insurance. The Corporation believes that its insurance coverage is adequate. However, if FHR was held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial condition could be materially and adversely affected.

FHR's Ownership Interests

        FHR currently has a beneficial interest in the following entities, which could be viewed as being material to the Corporation:

Entity and Governing Jurisdiction	FHR's Beneficial Interest
BSH Leasing Limited Partnership (Alberta)	100.0%
Chateau Lake Louise Corporation (Nova Scotia)	100.0%
Chateau M.T. Inc. (Quebec)	19.9%
Chateau Whistler Resort Partnership (British Columbia)	100.0%
Copley Plaza 2001 LLC (Delaware)	100.0%
CP Hotels (Barbados) Inc. (Barbados)	100.0%
CP Hotels (U.S.) 1998 Inc. (Delaware)	100.0%
CPH International Financing Pltd. (Hungary)	100.0%
DGA Hotel Holdings Corporation (Canada)	100.0%
Delta Hotels Limited (Ontario)	100.0%
Fairmont Hotels Inc. (Canada)	100.0%
Fairmont Hotels & Resorts International Pltd. (Hungary)	100.0%
FHIS Hotel Investments (U.S.) Inc. (Delaware)	100.0%
FHIW Hotel Investments (U.S.) Inc. (Delaware)	100.0%
FHR European Ventures LLP (UK)	25.0%
FHR Properties Inc. (Canada)	100.0%
FHR Real Estate Corporation (Canada)	100.0%
Gulf Hospitality LLC (Dubai)	14.6%
Hamilton Properties Limited (Bermuda)	100.0%
Impulsora de Revolcadero S.A. de C.V. (Mexico)	100.0%
Legacy Hotels Real Estate Investment Trust (Alberta)	23.7%
Manoir Richelieu Limited Partnership (Quebec)	25.0%
Operadora Mayakoba, S.A. de C.V. (Mexico)	17.4%
Organización Ideal, S.A. de C.V. (Mexico)	100.0%
Scottsdale Princess Partnership (Arizona)	100.0%
SMI Real Estate LLC (Delaware)	19.9%
Sun Peaks Hotel Limited Partnership (British Columbia)	23.9%
Westend Properties Limited (Bermuda)	100.0%

RISK FACTORS

        FHR's operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Risk Relating to the Proposed Transaction with an Affiliate of Kingdom Hotels International and Colony Capital

        The proposed acquisition by 3128012 Nova Scotia Limited (the "Purchaser"), an affiliate of Kingdom and Colony, of all of the outstanding common shares of FHR at a price of $45.00 per share, is to be effected by way of a statutory plan of arrangement under the Canada Business Corporations Act. In order for the arrangement to be effective, it must be approved by at least two-thirds of the votes cast at a special meeting of FHR's shareholders, scheduled for April 18, 2006. The arrangement is also subject to certain usual and customary conditions and the approval of the Ontario Superior Court of Justice. The failure to satisfy the conditions to complete the arrangement (including the receipt of the required shareholder, court or regulatory approvals), the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement or the failure of the transaction to close for any other reason could have an adverse effect on the Corporation's ongoing business. If the arrangement is not completed, the price of FHR's common stock may decline, to the extent that the current market price of the Corporation's common stock reflects a market assumption that the arrangement will be completed.

        FHR has incurred significant costs relating to the arrangement, such as legal, accounting, consulting and financial advisor fees, that will be required to be paid whether or not the arrangement is completed. In addition, in the event that the Purchaser terminates the Acquisition Agreement in certain circumstances, FHR may be required to reimburse the Purchaser for up to $10 million of expenses. The Acquisition Agreement also provides for the payment of a termination fee by FHR to the Purchaser in the amount of $115 million (less any amounts paid on account of expenses) after a termination of the Acquisition Agreement in certain circumstances. If the arrangement is not completed and a change of control transaction does not occur prior to June 30, 2006, fees up to a maximum of $12 million will be payable to FHR's financial advisors, depending on the value of the average closing price of FHR's common shares on the New York Stock Exchange for the 30 calendar day period ending on July 31, 2006.

Our operations and asset values are subject to adverse factors generally encountered in the lodging industry.

        We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

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  Cyclical downturns arising from changes in global, national and local economic conditions;

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  Changes in demand for rooms and related services caused by changes in popular travel patterns;

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  The cost and availability of air travel;

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  Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;

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  Competition from other luxury and first-class hotels and resorts;

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  Increases in local taxes;

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  The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

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  Increases in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

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  The availability of financing for operating or capital requirements;

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  The relatively fixed nature of our property-level operating costs and expenses;

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  Seasonal variations in cash flow; and

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  Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

Global events have had an impact on our industry.

        Our business is highly dependent on global travel and anything that affects travel generally or travel to a specific region or location that we operate in (or derive business from) will affect our business. Various global events including war, international conflicts, terrorism and contagious illness outbreaks (such as Severe Acute Respiratory Syndrome), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent global events have affected the lodging industry and FHR's results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

Real estate investments are subject to numerous risks.

        We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation. We also have advanced loans or guaranteed the obligations of third parties in connection with entering into management contracts for certain hotels. Weak operating income performance at these hotels could give rise to losses under these loans and guarantees.

        There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

        Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

        Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property's management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In some cases we have made a financial investment in connection with securing a management contract and that investment could be impaired if the contract were to be cancelled or terminated.

        In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate. Further, in the event of enforcement proceedings by a secured lender in regard to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.

        We intend to increase revenues and net income by securing new management contracts, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

        The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

We are subject to a number of risks associated with debt financing.

        We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest or to support repayment at maturity. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will increase. In addition, the covenants contained in our loan and credit facilities impose limitations on our ability to acquire and dispose of assets among other things.

        Moreover, there can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

Covenants in our financing agreements could limit our discretion in operating our businesses and could limit our ability to pay dividends.

        Our financing agreements contain covenants that include limits on the occurrence of additional secured debt, limits on liens on property, minimum EBITDA -to-interest coverage ratios, maximum debt-to-EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt or restrict the payment of dividends. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when financial covenants are not met.

We are subject to potential liabilities arising from future claims against Canadian Pacific Limited.

        As described above, our predecessor corporation was CPL. When CPL reorganized in 2001, each of the entities which resulted from that reorganization indemnified us against any claims which arose prior to the reorganization in their respective businesses. As the successor to CPL, we may become subject to potential liabilities arising from future claims against our predecessor corporation, some of which may be subject to these indemnities and others of which may arise out of our business. To the extent that material liabilities in respect of these obligations arise and the scope of existing indemnities in favor of CPL is insufficient, these liabilities could have an adverse effect on our business.

We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit.

        We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit. We have issued letters of credit in respect of our unfunded pension liabilities. These letters of credit have been issued pursuant to the terms of our revolving credit facilities, with the result that our available liquidity under such facilities has been reduced by the amount of these letters of credit. As a result of this reduced liquidity, there is a risk that should we need more liquidity than the amount available under these facilities, we may not be able to access that liquidity quickly or on favorable terms or at all. If this resulted in our being unable to fund our ongoing obligations as they become due, this could have an adverse effect on our business. In addition, the terms of our revolving credit facilities contain financial covenants and other covenants that, if violated, could require immediate repayment of amounts outstanding under the letters of credit in respect of our unfunded pension liabilities.

Currency fluctuations may have a material adverse effect on our financial statements.

        We currently have hotel management and ownership operations in nine countries: the United States, Canada, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom, Monaco and Kenya. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

Currency fluctuations may have a material adverse effect on our operations.

        A significant increase in the value of a currency in the countries where we operate can have an adverse effect on demand for lodging at our hotels in those countries. For example, the increase in the Canadian dollar compared to the U.S. dollar in 2005 had a significant effect on U.S. travel to Canada while encouraging Canadians to travel abroad.

The lodging industry is subject to significant regulation.

        We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

        Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

        Under the Americans with Disabilities Act (United States) (the "ADA") and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management contracts for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

        As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

        The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

        Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

        We operate properties in a variety of locations. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located. Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

There is a great deal of competition in the lodging industry.

        There is intense competition between the operators of luxury and first-class hotels to attract guests. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties. We also compete for employees. We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.

        Relations with employees in various countries, including approximately 13,000 employees represented by 18 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or managed by Fairmont or Delta, and the employees' ability to provide high-quality personal service to guests. Any labor shortage due to competitive pressures or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Our internal control over financial reporting may not be considered effective, which could result in possible regulatory sanctions and a decline in our share price.

        We will be required to furnish a report on our internal control over financial reporting with our Annual Report on Form 40-F for the fiscal year ending December 31, 2006. This internal control report will contain an assessment by our management of the effectiveness of our internal control over financial reporting (including the disclosure of any material weakness) and a statement that our independent auditors have attested to and reported on management's evaluation of such internal controls. We are required to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

        Ultimately, our internal control over financial reporting may not be considered effective if, among others things:

  •
  any material weakness in our internal controls over financial reporting exists; or

  •
  we fail to remediate assessed deficiencies.

        Due to the number of controls to be examined, the complexity of the project, and the subjectivity involved in determining the effectiveness of controls, we cannot be certain that all of our controls will be considered effective by management or, if considered effective by our management, that our auditors will agree with such assessment.

        In addition, we are required by law to certify each quarter as to the absence of any material deficiency in our internal controls. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation, we could be subject to regulatory sanctions and investors could lose confidence in the accuracy and completeness of our financial reports, either of which could have an adverse effect on the market price for our securities.

Vacation ownership is subject to extensive regulation.

        We are operating and developing vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where these resorts are located, marketed and sold. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

We cannot assure investors that a judgment of a U.S. court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

        We are a Canadian corporation. A majority of our Directors and Officers are residents of Canada and most of our assets and the assets of our Directors and Officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our Directors and Officers or enforce judgments obtained in U.S. courts against FHR or our Directors and Officers based upon the civil liability provision of U.S. federal or state securities laws. We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our Directors and Officers. There is also doubt as to whether an original action could be brought in Canada against FHR or the Corporation's Directors and Officers to enforce liabilities based solely upon U.S. federal or state securities laws.

DESCRIPTION OF CAPITAL STRUCTURE, DIVIDEND POLICY
AND MARKET FOR SECURITIES

Description of Share Capital

        FHR's authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only common shares have been issued and are outstanding.

        Shareholders are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each share held at all such meetings. The shareholders are entitled, at the discretion of FHR's Board of Directors, to receive out of any or all profits or surplus of FHR properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by FHR on the shares. The shareholders will participate rateably in any distribution of the assets of FHR upon the liquidation, dissolution or winding-up of FHR or other distribution of its assets among its shareholders for the purpose of winding up its affairs. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any securities of the Corporation issued and outstanding at such time, ranking in priority to the common shares upon liquidation, dissolution or winding-up of FHR.

Convertible Senior Notes

        On December 8, 2003, FHR issued $270.0 million aggregate principal amount of 3.75% convertible senior notes due December 1, 2023, on a private placement basis, at an issue price of $1,000 per note. Interest on the convertible notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the convertible notes in exchange for cash after January 20, 2009 for a price equal to 100% of the principal amount of convertible notes plus accrued and unpaid interest. Holders may put the convertible notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and December 1, 2018 at a purchase price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The convertible notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR.

        The plan of arrangement contemplated by the Acquisition Agreement will constitute a "Reorganization" and a "Designated Event" under the terms of the indenture (the "Indenture") under which the convertible notes were issued. As a result, holders may, subject to the terms of the Indenture, convert the convertible commencing with the 15th day prior to the expected effective date of the plan of arrangement. Following the effective time of the plan of arrangement, and so long as the convertible notes are convertible, FHR will be entitled to satisfy any conversion of the convertible notes by way of a cash payment in the amount of $1,192.68 for each $1,000 principal amount of convertible notes (assuming a conversion rate of 26.5041 FHR common shares per $1,000 principal amount of convertible notes). In addition, the Indenture provides that FHR will be required to make an offer to purchase the outstanding convertible notes within 30 business days of the effective time of the plan of arrangement at a purchase price of $1,000 for each $1,000 principal amount of convertible notes plus accrued interest to the date of purchase.

Dividend Policy

        FHR's Board of Directors has established a policy to pay an annual dividend of $0.12 per common share, paid semi-annually. The payment of dividends by the Corporation will be dependent upon the financial requirements of FHR to fund future growth, the financial condition of the Corporation and other factors the Board of Directors may consider appropriate in the circumstances. There can be no assurance that a dividend will be declared in any given year. The following table sets forth dividends declared on the Corporation's common shares in each of the last three most recently completed fiscal years.

Dividends Per Share
2005	2004	2003
$0.12	$0.10	$0.07

Market for Securities

        FHR's common shares are listed under the symbol "FHR" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange. The following table sets forth the reported high and low closing prices and trading volumes of the common shares of FHR on the TSX for the periods indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume Traded
2005/12	50.36	45.00	2,303,546
2005/11	46.34	38.35	4,237,170
2005/10	39.94	35.53	2,783,407
2005/09	38.99	34.90	2,859,814
2005/08	39.95	36.45	3,132,683
2005/07	44.16	39.46	2,321,029
2005/06	44.29	42.00	2,660,899
2005/05	43.98	38.68	2,608,705
2005/04	41.01	38.51	2,072,843
2005/03	41.74	38.67	3,428,816
2005/02	39.96	37.32	3,061,373
2005/01	42.41	38.05	2,856,018

DIRECTORS AND EXECUTIVE OFFICERS

        The following are FHR's Directors as at March 10, 2006:

        Stephen E. Bachand, Corporate Director, was President and Chief Executive Officer of Canadian Tire Corporation, Limited from 1993 to 2000. He has served as a Director of FHR and its predecessor since 1997. He is a Director of the Bank of Montreal (Governance and Nominating Committee, and Human Resources and Management Compensation Committee (Chairman)) and Canadian Pacific Railway Limited (Audit Committee, Corporate Governance and Nominating Committee and Management Resources and Compensation Committee (Chairman)). Mr. Bachand is currently on the Audit Committee and he chairs the Management Resources and Compensation Committee of the Board of Directors of FHR.

        Christine Cross has been President of Christine Cross Ltd. since 2003. Ms. Cross has been a Director of FHR since July 2005. From April 2002 to June 2003, Ms. Cross was Group Business Development Director for TESCO plc. From May 1989 to April 2002, Ms. Cross held various Directorate positions in TESCO plc including leading global procurement and private label development. She currently serves on the Board of Directors of Next plc, George Wimpey plc and Sobeys Inc. In addition, Ms. Cross possesses a Visiting Professorship of Ulster University and is on the Advisory Board of MERLIN (Medical Emergency Relief Overseas) and SCOPE (disability organization for persons with Cerebral Palsy).

        William R. Fatt has been the Chief Executive Officer and a Director of FHR since 2001. He is a Trustee and Vice Chairman of Legacy (Compensation, Compliance and Governance Committee and Nominating Committee). He is also a Director of Enbridge Inc. (Audit, Finance and Risk Committee and Human Resources Compensation Committee), Sun Life Financial Services of Canada Inc. (Management Resources Compensation Committee and Risk Review Committee) and The Jim Pattison Group Inc.

        Peter C. Godsoe, Corporate Director, was Chief Executive Officer of The Bank of Nova Scotia from 1993 until his retirement in December 2003. Mr. Godsoe has been a Director of FHR since December 2003. In April 2004, he became Chairman of the Board of Directors, Chairman of the Corporate Governance and Nominating Committee and a member of the Management Resources and Compensation Committee of the Board of Directors of FHR. He was a member of the Board of Directors of The Bank of Nova Scotia from 1982 until March 2004. He is a Director of Barrick Gold Corporation (Compensation Committee and Corporate Governance and Nominating Committee), Ingersoll-Rand Company Limited (Compensation Committee and Corporate Governance Committee), Lonmin PLC (Remuneration Committee and Nomination Committee), Onex Corporation (Audit and Corporate Governance Committee), Rogers Communications Inc. (Compensation Committee and Finance and Executive Committee), Sobeys Inc. (Chairman of the Board), Templeton Emerging Markets Investment Trust PLC (Audit Committee), Atlantic Institute for Market Studies and Mount Sinai Hospital.

        Michael J. Kowalski has been Chairman of Tiffany & Co. since 2002 and Chief Executive Officer since 1999. He has been a Director of FHR since June 2002. Mr. Kowalski is currently on the Corporate Governance and Nominating Committee and the Management Resources and Compensation Committee of the Board of Directors of FHR. He has been a member of Tiffany & Co.'s Board of Directors since January 1995 and is currently a member of the Dividend Committee. He also serves on the Boards of the Bank of New York, Wildlife Conservation Society and as a Trustee for the Jewelers of America.

        David P. O'Brien has been Chairman of the Royal Bank of Canada since March 2004 and has been Chairman of EnCana Corporation since April 2002. Mr. O'Brien has served as a Director of FHR and its predecessor since 1995. Mr. O'Brien is currently on the Corporate Governance and Nominating Committee and the Management Resources and Compensation Committee of the Board of Directors of FHR. He is also a Director of EnCana Corporation (Nominating and Corporate Governance Committee and a non-voting member of all other Committees), a Director of the Royal Bank of Canada (Compensation Committee and Corporate Governance Committee (Chairman)), Inco Limited (Corporate Governance and Nominating Committee and Management Resources and Compensation Committee), Molson Coors Brewing Company (Audit Committee and Finance Committee) and TransCanada Corporation (Governance Committee and Human Resources Committee).

        Karen M. Rose, Corporate Director, was Group Vice President and Chief Financial Officer of The Clorox Company until October 2003. Ms. Rose has served as a Director of FHR since 2004 and is currently on the Audit Committee of the Board of Directors of FHR. She also serves on the Board of Directors of Maidenform, Inc. In addition, she is a member of the Board of Trustees of the California College of Arts in San Francisco and the Advisory Board of the Pathways to Learning Project at the University of Wisconsin.

        John L. Sharpe, Corporate Director, was the President and Chief Operating Officer of Four Seasons Hotels Inc. from 1995 to 1999. He has served as a Director of FHR since 2001 and is currently on the Audit Committee of the Board of Directors of FHR. He currently serves as Chairman of the Board of Directors of Empire Resorts Inc. He also serves as a Trustee and Treasurer of the Culinary Institute of America and as a member of the Industry Advisory Council for the School of Hotel Administration at Cornell University.

        L. Peter Sharpe has been the President and Chief Executive Officer of Cadillac Fairview Corporation Limited since April 2000. He has served as a Director of FHR since 2001 and is currently on the Audit Committee and the Corporate Governance and Nominating Committee of the Board of Directors of FHR. Mr. Sharpe also serves as a Director of The Sunnybrook Foundation, the Real Property Association of Canada (formerly known as Canadian Institute of Public and Private Real Estate Companies) and on Wilfred Laurier University's Board of Governors.

        Robert S. Singer was a Director of Barilla Holding SpA throughout the year and was promoted to Chief Executive Officer of that company as of January 16, 2006. Previously, he was President and Chief Operating Officer and a member of the Board of Abercrombie & Fitch Co. until August 2005. He was formerly the Executive Vice President and Chief Financial Officer of Gucci Group N.V. He has served as a Director of FHR since April 2003 and currently chairs the Audit Committee of the Board of Directors of FHR. He is also a member of the Advisory Council of the Johns Hopkins University School of Advanced International Studies (Bologna Campus).

        The following are FHR's Executive Officers as at March 10, 2006:

        Chris J. Cahill (President and Chief Operating Officer, Oakville, Ontario, Canada) was appointed President and Chief Operating Officer on October 1, 2001. In October 1999, he was appointed President and Chief Operating Officer of Fairmont, positions he still holds.

        John A. Carnella (Executive Vice President and Chief Financial Officer, Toronto, Ontario, Canada) was appointed Executive Vice President and Chief Financial Officer on March 1, 2005. In April 2005, he was appointed a Trustee of Legacy. Prior to joining FHR, Mr. Carnella held various positions, including Senior Vice President Finance and Treasurer, with Host Marriott Corporation from 1997.

        Terence P. Badour (Executive Vice President, Law and Administration, Toronto, Ontario, Canada) was appointed Executive Vice President, Law and Administration in April 2003. He has held various positions of increasing responsibility with FHR and its subsidiaries since joining the organization in 1998. He is also a Trustee and the Executive Vice President and General Counsel of Legacy.

        Michael F. Glennie (Executive Vice President, Real Estate, Toronto, Ontario, Canada) was appointed Executive Vice President, Real Estate on January 1, 2005. Prior to joining FHR, he served as President and Chief Executive Officer of Ripplewood Lodging and President of Phoenix Resort Ltd., a hospitality business focused on acquiring and operating hotels in Japan, from 2001. From 1998 to 2001, he was employed by Boca Resorts, Inc. as President of the Boca Raton Resort & Club and Senior Vice President, Resort Operations.

        John M. Johnston (Executive Vice President, Europe, Africa & Middle East Division, Dubai, United Arab Emirates) was appointed Executive Vice President on October 1, 2001 and assumed his current position in November 2004. He was appointed President of Delta in October 1998 following its acquisition by FHRHI, a position he held until being appointed Chairman in January 2003. From 1996 to 1998, Mr. Johnston served as Executive Vice President Operations for Loews Hotels in New York, a hotel management company. From 1990 until 1996, Mr. Johnston was Vice-President, Asia for Four Seasons Hotels Inc., a hotel management company.

        Thomas W. Storey (Executive Vice President, Development, Toronto, Ontario, Canada) was appointed Executive Vice President, Development in June 2004. He joined the Corporation as Executive Vice President, Business Development and Strategy in February 2001. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations, from 1998 until 2000. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels.

        John S. Williams (Executive Vice President, Operations, Toronto, Ontario, Canada) was appointed Executive Vice President, Operations on October 1, 2001. He was appointed Regional Vice President, British Columbia for FHRHI in May 1995 and held the same position for Fairmont's U.S. and Mexican hotels from September 1998. Mr. Williams was appointed Executive Vice President, Operations of Fairmont in August 2000, a position he still holds.

        Timothy J. Aubrey (Senior Vice President, Finance, Toronto, Ontario, Canada) was appointed Senior Vice President, Finance in December 2002. He has held various positions of increasing responsibility with FHR's subsidiaries since joining the organization in 1994, including Vice President, Technology of Fairmont.

        Jeffrey C. Senior (Senior Vice President, Marketing & Sales, Toronto, Ontario, Canada) was appointed Senior Vice President, Marketing & Sales in March 2005. Prior to joining FHR, he was based at InterContinental Hotels & Resorts where he served as Vice President, Brand Management. He has also held positions of increasing responsibility in both operations and marketing with Marriott Corporation, Doubletree Hotels Corporation, Kimpton Hotel and Restaurant Group.

Additional Disclosure for Directors and Officers

        To the knowledge of the Corporation, no Director or Executive Officer of the Corporation is or has been, in the last ten years, a Director or Executive Officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a Director or Executive Officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

  •
  Mr. Bachand was a Director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern.

  •
  Mr. O'Brien resigned as a Director of Air Canada on November 26, 2003. On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under the Companies' Creditors Arrangement Act (Canada). Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code.

Shareholdings of Directors and Executive Officers

        The Directors and Executive Officers of FHR, as a group, beneficially own, either directly or indirectly, or exercised control or direction over less than 1% of any class of voting securities of the Corporation or those of any subsidiaries.

Committees of the Board of Directors

        The Board of Directors of FHR discharges its responsibilities directly and through committees. During 2005, the Board of Directors had three standing committees: Audit; Corporate Governance and Nominating; and Management Resources and Compensation. Each of these committees has a number of functions, some of which are discussed below.

        The Audit Committee's principal mandate is to oversee the integrity of financial reporting, the Corporation's external auditors, internal controls, disclosure controls and internal audit functions and the Corporation's compliance with legal and regulatory requirements. The Corporate Governance and Nominating Committee is responsible for setting the Corporation's corporate governance practices and procedures, overseeing the review of the Board of Directors, its committees and individual Directors and assessing and recommending prospective Director candidates. The Management Resources and Compensation Committee is responsible for overseeing the structure and relationship of senior management, the setting of compensation for senior management and assessing and recommending to the Board of Directors the performance objectives and targets applicable to the Chief Executive Officer. The Board of Directors does not have an executive committee.

        The three standing committees of the Board of Directors are currently composed of the following individuals:

        Audit Committee:    Stephen Bachand, Karen Rose, John Sharpe, Peter Sharpe and Robert Singer (Chair).

        Corporate Governance and Nominating Committee:    Peter Godsoe (Chair), Michael Kowalski, David O'Brien and Peter Sharpe.

        Management Resources and Compensation Committee:    Stephen Bachand (Chair), Peter Godsoe, Michael Kowalski and David O'Brien.

        As well, in response to the announcement by Icahn of their intention to initiate a partial takeover bid of the Corporation on December 2, 2005, the Board of Directors formed the Special Committee comprised of Stephen Bachand, Peter Godsoe (Chair), David O'Brien and Robert Singer.

REPORT ON EXECUTIVE COMPENSATION

        The following is the report of the Management Resources and Compensation Committee of the Board of Directors of FHR (the "Compensation Committee") on executive compensation.

General

        The Compensation Committee includes three Directors of the Corporation who are neither current nor former officers or employees of FHR. The Compensation Committee is responsible for, among other matters, the review and determination of executive compensation and recommending to the Board of Directors the compensation to be paid to Executive Officers of FHR and major policy changes to the principles followed in compensating the executives of FHR. In addition, the Compensation Committee assesses the performance of the Chief Executive Officer and determines his compensation based on the attainment of objectives set by the Board of Directors that are consistent with FHR's strategic plan and that are reflected in the performance criteria of the Corporation's incentive plans.

Principles of Executive Compensation

        Since FHR became an independent public company operating within the hospitality industry in 2001, the Compensation Committee has sought to have the principles by which FHR's executives are compensated reflect the Corporation's strategic goals. The Corporation's pursuit of its goal of expanding its operations, in the North American marketplace and beyond, has resulted in FHR being firmly established as North America's largest luxury hotel management company. As the Corporation continues to pursue its goals, its compensation programs must support and encourage the achievement of those goals, and offer compensation to FHR's executives which is competitive within the highly competitive North American hospitality marketplace. To assist it in its activities, the Compensation Committee annually engages its own independent compensation consulting firm to advise with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive. With this input, the Compensation Committee seeks to ensure that FHR has in place compensation programs which offer sufficient flexibility to reflect North American compensation structures, where appropriate, while maintaining competitive compensation costs in local markets.

        The compensation objective in regard to FHR's executives is that their total direct compensation be at a level which reflects the performance of the Corporation, with the goal that this compensation be competitive so as to attract and retain the executives necessary to achieve the Corporation's goals. The compensation programs are designed to result in total direct compensation for FHR's executives being at approximately the median of the total direct compensation paid by other leading North American hospitality companies. The total compensation for FHR executives consists of a base salary, an annual bonus opportunity, long-term stock-based compensation and benefits. The bonus and stock-based incentive compensation of FHR is designed to focus on shareholder value creation and operating performance improvement.

Base Salary and other Short-Term Cash Compensation

        The Compensation Committee sets the base salaries of the FHR Executive Officers following a review of market data and individual performance. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each officer. In establishing the base salaries, the Compensation Committee uses a benchmark of average base salaries paid to the senior executive officers of leading North American lodging companies.

        FHR's Short-Term Incentive Plan ("STIP") provides an opportunity for participants to earn an annual cash award based on the achievement of performance objectives established by the Compensation Committee. For 2005, the Compensation Committee established targets for the financial criteria of EBITDA and assigned a weighting of 30% to this criterion. 40% of the target award is based on Performance Scorecard criteria which includes such things as progress toward strategic goals, growth in properties, progress on real estate sales, growth in brand awareness and achievement of other corporate initiatives. The weighting applied to each of these criteria varies by individual to reflect key areas of responsibility. Another 10% of the target award is based on the impact of extraordinary transactions. The remaining 20% is based on individual performance. Potential awards were expressed as a percentage of base salary. For the Executive Officers of FHR, target awards for 2005 ranged between 50% and 80% of base salary when performance criteria are met and between 100% and 160% of base salary when exceptional performance is achieved. Achievement of performance against these criteria was measured by comparing actual results against targets established at the beginning of the year. In calculating the awards the budgeted EBITDA was adjusted to reflect various items, including the disposition of The Fairmont Orchid, Hawaii, land sales, corporate restructuring and development expenses in 2005. STIP awards were provided at approximately the target level for 2005.

2005 Short-Term Incentive Plan Criteria and Weighting

2005 Criteria	Weighting
EBITDA	30%
Performance Scorecard	40%
Impact of Extraordinary Transactions	10%
Individual Performance	20%

Long Term Stock-Based Compensation Programs

        In addition to base salary and short-term bonus compensation, the Corporation also seeks to reward and retain its senior executives over a longer term through stock-based compensation. This element of total direct compensation is designed to reward and retain participating executives over time, including through the achievement of performance targets in a manner which is aligned with the interests of shareholders. Under the Key Employee Stock Option Plan ("KESOP"), 250,000 options were awarded to the newly appointed Named Executive Officers (as defined below) under this plan in 2005. Options may be granted in the future as part of a balanced approach to medium and long-term compensation of key employees.

Key Employee Long Term Incentive Plan

        In 2003, the Compensation Committee, in consultation with its independent compensation consulting firm and as part of the Committee's ongoing review of the compensation programs of the Corporation, developed the Key Employee Long Term Incentive Plan (the "KELTIP"), which is intended to provide participating executives with stock-based compensation other than under the KESOP.

        Under the KELTIP, participating employees may be granted units with an initial notional value equal to a percentage of the base salary of each employee. This value will vary depending on the discretion of the Compensation Committee from 100% of base salary to 275%, in the case of the Chief Executive Officer. The value of an award of units at the date of grant is converted into phantom share units which are recorded in accounts maintained for the participating employees, at an average closing price of the Corporation's common shares over all trading days in the month preceding the grant date. Dividends paid on common shares are credited to the account of each participant and will be recorded as additional units. The KELTIP gives the Corporation the flexibility to grant units which will vest over a three-year period and will be subject to such performance targets and criteria as are stipulated at the time of any grant of units.

        The Compensation Committee has determined that, initially at least, one-half of the total number of units to be granted will be Restricted Share Units ("RSUs"), which will vest over a three-year period and be payable at the end of that period. The amount to be paid for each RSU will be the average of the closing prices of the common shares of the Corporation for the 20 trading days before the payment date. The remaining one-half of the units to be granted will be Performance Share Units ("PSUs"), which will only be paid to participants three years after grant if prescribed relative total shareholder return targets are met. When granted, each PSU will have a notional value equal to the value of a common share. Payments made in respect of PSUs, however, will be in a range of 0% to 200% of the initial value if the total shareholder return of the Corporation during the period from the date of grant to the day before payment exceeds target levels stipulated by the Committee at the time of grant. The total shareholder return targets will take into account the total shareholder return of a comparator group of North American companies which includes competitors of FHR in the hospitality industry. Units granted in 2005 range in value from 100% of base salary to 275%, in the case of the Chief Executive Officer.

Key Employee Stock Option Plan

        The purpose of the KESOP is to assist and encourage key officers, employees and consultants of FHR and its subsidiaries and certain persons employed at hotel properties managed by the Corporation or its subsidiaries to work towards and participate in the growth and development of FHR and its subsidiaries by granting stock options to such persons. 250,000 stock options were granted to newly-appointed officers in 2005. Options granted under the KESOP are exercisable during a ten-year period from the date of grant, after a vesting period (one-half being exercisable on the second anniversary of the grant and the balance on the fourth anniversary), and are granted at the closing price of a board lot of FHR's common shares on the TSX on the day preceding the date of grant.

        Stock appreciation rights ("SARs") may also be granted to participants under the KESOP at the same time as the grant of an option. SARs, if granted, have the following terms: (a) one SAR is granted for every two optioned shares; (b) the reference price for a SAR is the same as the exercise price of the related option; (c) SARs may be exercised from time to time by an optionholder on and after the third anniversary of the grant date; (d) the exercise of SARs results in a reduction in the number of optioned shares on the basis of one optioned share for each exercised SAR; (e) the exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each optioned share purchased in excess of 50% of the number of optioned shares; and (f) the expiry date of a SAR is ten years after the grant date. FHR will pay to the optionholder, for each exercised SAR, an amount equal to the closing price of a board lot of FHR's common shares on the TSX on the day of exercise, less the exercise price.

Executive Deferred Share Unit Plan

        On October 1, 2001, the effective date of the Arrangement, the Board of Directors of FHR approved the adoption of a deferred share unit plan (the "Executive DSU Plan"). The Executive DSU Plan was designed to align the interests of participating executives of FHR and the shareholders of FHR by providing participants with the equivalent of an equity stake in FHR, prior to the date upon which the participants would be granted options under the KESOP. The Executive DSU Plan was intended to replicate the economic value to the participating executives of stock options, while recognizing that stock options could not be granted until after the completion of the Arrangement. FHR's deferred share units (the "Executive DSUs") were bookkeeping entries on the books of FHR, each of which had a value equal to the value of one common share of FHR. In July 2001, participants were granted the right to receive a number of Executive DSUs calculated with reference to both the number of options to be granted to them following the completion of the Arrangement and the increase in the share price of FHR's common shares from a base of $15.65 per share to the market value of the common shares on the date of grant of options under the KESOP, subject to a maximum increase of $3.13 per common share.

        In October 2002, the Compensation Committee approved the acceleration and wind-up of the Executive DSU Plan for executives who opted to accelerate their Executive DSUs and to use the after-tax proceeds to purchase FHR's common shares in the open market, thereby increasing their respective share ownership in the Corporation with the goal of achieving the minimum share ownership levels described below under "Report on Executive Compensation — FHR Share Ownership Guidelines". All participants in the Executive DSU Plan opted to accelerate their Executive DSUs and purchase common shares except for Mr. Fatt due to the fact that he held a significant number of FHR common shares. The shares acquired by the participating Executive Officers are subject to security arrangements which expired in July 2004. As part of the acceleration of the Executive DSUs, Executive DSU entitlements were grossed up for tax purposes in order to provide participants with the same after-tax value as would have been the case had the acceleration of the Executive DSUs been the exercise of stock options. In order to be entitled to the acceleration of the Executive DSUs, participating executives were required to exercise their vested options under the KESOP and to retain a net number of common shares with a value equal to the after-tax proceeds from this exercise of options, to be credited towards the Corporation's minimum share ownership levels.

FHR Share Ownership Guidelines

        The Compensation Committee has determined that the minimum stock ownership for Executive Officers should be three times 2001 base salary for the Chief Executive Officer and two times base salary for the other Named Executive Officers. The Executive DSUs are taken into account in the calculation of their minimum shareholdings. The following are the minimum share ownership levels and current share ownership (including Executive DSUs), respectively, for the Named Executive Officers: Mr. Fatt, 69,000/48,022 shares and 112,600 Executive DSUs; Mr. Cahill, 33,600/36,424 shares; Mr. Storey, 33,000/28,612 shares; Mr. Carnella, 15,228/16,000 shares; Mr. Glennie, 21,573/0 shares and 14,164 Executive DSUs; and Mr. Aubrey, 12,284/125 shares.

        In connection with achieving these minimum share ownership levels, the Named Executive Officers and the Corporation effected the arrangements described under "Report on Executive Compensation — Executive Deferred Share Unit Plan". In addition, and in furtherance of these ownership levels, the Compensation Committee adopted a policy that one-third of the after-tax STIP bonus paid to all Executive Officers shall be paid in common shares of FHR acquired in the secondary market, unless the Executive Officer purchased an equal value of common shares in the preceding year. Given the trading restrictions on securities of FHR applicable to Executive Officers which were imposed by the Corporation on November 7, 2005 following initial expressions of interest by Icahn, and which continue to apply, Executive Officers have been unable to acquire common shares and satisfy their minimum share ownership requirements under the policy noted above. Accordingly the Compensation Committee has suspended the minimum share ownership policy for the time being.

        Non-executive members of the Board of Directors are subject to a minimum stock ownership guideline of 10,000 common shares. The Directors' deferred share units (which have terms substantially similar to Executive DSUs) are taken into account in the calculation of their minimum shareholdings.

        Executive Officers and Directors are entitled to achieve the applicable minimum level of share ownership over a five-year period from the date of their respective appointments or election, as applicable.

Chief Executive Officer Compensation

        FHR and the Chief Executive Officer entered into a five-year employment agreement (the "CEO Agreement") on July 1, 2003 (see "Executive Compensation — Agreements — Chief Executive Officer Employment Agreement" below) under which certain elements of Mr. Fatt's compensation for the term of the CEO Agreement have been agreed. The CEO Agreement was entered into by the Corporation after careful assessment of the personal contribution of Mr. Fatt to the Corporation by the Compensation Committee and the Board of Directors. The Compensation Committee retained legal counsel and an independent compensation consulting firm to advise it in the discussions leading to the execution of the CEO Agreement. Under the CEO Agreement, Mr. Fatt's salary has been set at $700,000 for 2003 and, in each of the remaining years of the CEO Agreement, Mr. Fatt's salary is to be such amount as is established by the Board of Directors, with annual increases of not less than 3%. Mr. Fatt is to participate in each of the STIP and the KELTIP in each year of the term of the CEO Agreement, with a target award of not less than 80% and 200%, respectively, of his base salary for the year. Mr. Fatt's participation in each of the STIP and the KELTIP is subject to performance measures and levels consistent with those established for other senior executives of the Corporation, with appropriate allowance for the position and responsibilities of the Chief Executive Officer. During the term of the CEO Agreement, Mr. Fatt will not be granted stock options under the KESOP. Upon the execution of the CEO Agreement, Mr. Fatt was granted 112,600 Executive DSUs.

        The terms of the CEO Agreement were agreed to following a careful assessment of the personal contribution of Mr. Fatt to the performance of FHR. The assessment of Mr. Fatt's performance was based on a number of quantitative and qualitative factors which included corporate financial results, strategic planning and initiatives, effective control systems, personal leadership, succession planning and business acumen. The CEO Agreement provides Mr. Fatt assurance as to his base salary and the opportunity for rewards under the STIP and KELTIP, but is still consistent with the pay-for-performance philosophy of FHR's executive compensation program. The CEO received a cash bonus in respect of 2005 of $613,612. In determining the 2005 award for Mr. Fatt, the Compensation Committee reviewed the criteria as outlined in the table under the heading "Report on Executive Compensation — Base Salary and other Short-Term Cash Compensation — 2005 Short-Term Incentive Plan Criteria and Weighting". Mr. Fatt's 2005 award reflects a payout at approximately target level.

        The CEO is entitled to certain severance benefits pursuant to the CEO Agreement with the Corporation.

Report of the Management Resources and Compensation Committee

        The foregoing report has been made by the members of the Compensation Committee of the Board of Directors of FHR:

STEPHEN E. BACHAND (Chairman)
 PETER C. GODSOE
MICHAEL J. KOWALSKI
DAVID P. O'BRIEN

PERFORMANCE GRAPH

        The following graph compares the total cumulative return for Cdn$100 invested in common shares of FHR on October 3, 2001 with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Hotels Index converted to Canadian dollars to December 31, 2005.

Cummulative Shareholder Return

EXECUTIVE COMPENSATION

        Except as noted otherwise, all dollar amounts used in this section are in U.S. dollars calculated at the rate of exchange based on the noon rate as quoted by the Bank of Canada on January 3, 2006 which was Cdn.$1.00 = US$0.8642. All dollar amounts related to previous years were converted using the noon rate quoted by the Bank of Canada on the following days: January 4, 2005 — Cdn.$1.00 = US$0.8162; January 2, 2004 — Cdn.$1.00 = US$0.7752; and January 2, 2003 — Cdn.$1.00 = US$0.6350.

        The following table sets out, for the periods indicated, the compensation of the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated Executive Officers of FHR (collectively, the "Named Executive Officers") for the financial years ended December 31.

Summary Compensation Table

		Annual Compensation						Long-term Compensation
								Awards			Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)(d)		Other Annual Compensation ($)		Securities Under Options & SARs Granted (#)(g)	Shares or Units Subject to Resale Restrictions ($)(h)		LTIP Payouts ($)	All Other Compensation ($)
WILLIAM R. FATT, Chief Executive Officer	2005 2004 2003	772,500 750,000 700,000		613,612 600,000 —		78,997 1,575,912 25,330	(f)	— — —	2,275,476 2,153,363 2,753,921	(i)	— — —	— — —
JOHN A. CARNELLA, Executive Vice President, Chief Financial Officer	2005 2004 2003	264,808 — —	(a)(c)	157,500 — —		28,528 — —		100,000 — —	496,481 — —		— — —	1,356,927 — —	(k)
CHRIS J. CAHILL, President and Chief Operating Officer	2005 2004 2003	437,750 425,000 400,000		304,249 297,500 —		28,131 17,556 17,884		— — —	1,054,968 998,351 —		— — —	— — —
MICHAEL F. GLENNIE, Executive Vice President, Real Estate	2005 2004 2003	425,000 — —		295,388 — —		584,736 — —	(f)	150,000 — —	1,503,336 — —	(j)	— — —	2,245,770	(k)
THOMAS W. STOREY, Executive Vice President, Development	2005 2004 2003	396,550 373,012 320,000	(b) (b)	236,241 217,000 —	(e)	56,436 16,457 10,011		— — —	637,162 548,139 —		— — —	2,173,506 14,000 30,995	k) (l) (l)
TIMOTHY J. AUBREY, Senior Vice President, Finance	2005 2004 2003	206,000 200,000 174,420	(c)	102,269 150,000 —		35,106 28,463 24,617		— — 30,000	220,650 208,823 —		— — —	— — —

Notes:

(a)
Mr. Carnella commenced his employment with FHR on February 14, 2005 and the amount shown is actual salary paid for the year 2005.
(b)
Amount includes temporary relocation salary enhancement.
(c)
Mr. Aubrey was appointed Acting Chief Financial Officer on January 1, 2005 and continued in this capacity until March 1, 2005 when Mr. Carnella was appointed to the position.
(d)
Unless otherwise indicated, amounts referred to in this table as "Bonus" are paid under the STIP and are actually paid in the first quarter of the following year.
(e)
Receipt of this amount was deferred by Mr. Storey.
(f)
Includes redemption of Executive DSUs.
(g)
Represents options granted under KESOP.
(h)
For 2005, share unit value is based on the closing price of FHR's common shares on the TSX on the grant date of January 3, 2005. Aggregate # and value of share units for each NEO are: Fatt (63,340 and $2,275,476), Carnella (13,820 and $496,481), Cahill (29,366 and $1,054,968), Storey (17,736 and $637,162), Glennie (47,798 and $1,503,336) and Aubrey (6,142 and $220,650). Dividends are credited on the share units if ordinary course cash dividends are paid on FHR's common shares. See "Report on Executive Compensation — Long-Term Stock-Based Compensation Programs — Key Employee Long Term Incentive Plan". For 2004, value is based on the closing price of FHR's common shares on the TSX on the grant date of January 5, 2004. Aggregate # and value of share units for each NEO are: Fatt (75,380 and $2,153,363), Cahill (34,948 and $998,351), Storey (19,188 and $548,139) and Aubrey (7,310 and $208,823). Dividends are credited on the share units if ordinary course cash dividends are paid on FHR's common shares. See "Report on Executive Compensation — Long Term Stock-Based Compensation Programs — Key Employee Long Term Incentive Plan".
(i)
Represents DSUs granted under the Executive DSU Plan. For 2003, share unit value is based on the closing price of FHR's common shares on the TSX on July 2, 2003, the first business day following the grant. Aggregate # and value of share units is 112,600 and $2,753,921. See "Report on Executive Compensation — Chief Executive Officer Compensation".

(j)
Includes 28,220 DSUs granted under the Executive DSU Plan.
(k)
Amounts included in 2005 represent a payment made in respect of settlement of pension entitlements under the pension plans and their respective Change in Control Agreements and which were made in connection with termination of membership in these plans. (See "Executive Compensation — Agreements — Pension Settlement Agreements").
(l)
Amounts included in 2003 and 2004 represent the Corporation's match to the 401(k) and Executive Deferred Compensation Plans as described under "Executive Compensation — Pension Plans and Retirement Benefits".

LTIP Awards During 2005

Name	Securities, Units or Other Rights (a)		Performance or Other Period Until Maturation or Payment
WILLIAM R. FATT	63,340		3 years
JOHN A. CARNELLA	13,820		3 years
CHRIS J. CAHILL	29,366		3 years
THOMAS W. STOREY	17,736		3 years
MICHAEL F. GLENNIE	19,578		3 years
	28,220	(b)	50% 1 year, 50% 2 years
TIMOTHY J. AUBREY	6,142		3 years

Notes:

(a)
For further information regarding the determination of these awards and the calculation of amounts payable, see "Report on Executive Compensation — Long Term Stock-Based Compensation Programs — Key Employee Long Term Incentive Plan".
(b)
Mr. Glennie was granted 28,220 DSUs effective November 1, 2004.

Options/SAR Grants During 2005

Name	Securities Under Options/SARS Granted (#)(a)	Per cent of Total Options/ SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
JOHN A. CARNELLA	100,000	28.3%	$30.95	$30.95	February 13, 2015
MICHAEL F. GLENNIE	150,000	50.5%	$33.56	$33.56	January 10, 2015

Notes:

(a)
Represents options granted under KESOP.
(b)
Represents Executive DSUs.

Aggregated Option and SAR Exercises During 2005 and Year-End Option and SAR Values

        The following table summarizes for each of the Named Executive Officers the aggregated option exercises during 2005 and the option values at December 31, 2005, using the Bank of Canada noon rate of exchange on December 30, 2005 which was Cdn.$1.00 = US$0.8577.

Name	Securities Acquired on Exercise (#)(a)	Aggregate Value Realized ($)(a)	Unexercised Options & SARs at Financial Year-End Exercisable/Unexercisable (#)(a)	Value of Unexercised in-the-money Options & SARs at Financial Year-End Exercisable/Unexercisable ($)(a)
WILLIAM R. FATT	—	—	516,937/-	10,099,641/-
JOHN A. CARNELLA	—	—	-/100,000	-/1,146,000
CHRIS J. CAHILL	—	—	230,463/16,143	4,280,412/169,196
MICHAEL F. GLENNIE	—	—	-/150,000	-/1,061,404
THOMAS W. STOREY	—	—	144,502/11,002	2,632,156/115,313
TIMOTHY J. AUBREY	—	—	42,000/18,000	748,566/258,288

Notes:

(a)
Unless otherwise indicated, the amounts relate to options granted under the KESOP.

Pension Plans and Retirement Benefits

        FHR maintains contributory defined benefit pension plans (the "Basic Plans") pursuant to which pensions are paid to eligible officers and employees of the Corporation at retirement. Under the Basic Plans, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or final 60 months of pensionable earnings (wages or salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age under the Basic Plans is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or at a rate determined in accordance with the actuarial principles set out in the Basic Plans. Under the Basic Plans, the pension is limited to the maximum permitted under the Income Tax Act (Canada).

        FHR also maintains non-contributory supplemental pension plans (the "Supplemental Plans") in which Executive Officers and senior management personnel participate. The Supplemental Plans provide pension benefits in excess of the maximum provided under the Basic Plans. STIP awards (i.e., annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual's target award level at retirement). The Supplemental Plans provide additional benefits for executives who join a Basic Plan in mid-career.

        Under one of the Supplemental Plans, retiring participants, including Mr. Fatt, may elect to receive, in a lump sum, the present value, at the date of retirement, of the pension benefits payable to them under such plans, together with an adjustment in respect of the accelerated taxation incurred upon such receipt. See "Executive Compensation — Agreements — Pension Settlement Agreements".

        The following table shows the aggregate annual pension payable under the Basic Plans and Supplemental Plans to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2005.

	Years of Service
Salary + Bonus	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)
200,000	102,000	113,000	121,000	127,000	132,000
300,000	157,000	174,000	186,000	195,000	202,000
400,000	216,000	237,000	253,000	264,000	272,000
500,000	272,000	299,000	318,000	332,000	342,000
600,000	333,000	363,000	385,000	401,000	412,000
700,000	390,000	425,000	451,000	469,000	482,000
800,000	453,000	491,000	518,000	538,000	552,000
900,000	510,000	553,000	584,000	606,000	622,000
1,000,000	568,000	615,000	650,000	674,000	692,000
1,100,000	626,000	678,000	716,000	743,000	762,000
1,200,000	683,000	740,000	781,000	811,000	832,000
1,300,000	741,000	803,000	847,000	879,000	902,000
1,400,000	799,000	865,000	913,000	948,000	972,000

        The respective years of credited service for pension plan purposes as of December 31, 2005 and at age 65 for the Named Executive Officers are: Mr. Fatt, 18 and 28; Mr. Cahill, 13 and 25; and Mr. Aubrey, 12 and 35.

        Under the CEO Agreement, Mr. Fatt will continue to participate in the Basic Plans and the Supplemental Plans, but without any early retirement reduction. In addition, he will accrue pensionable service under the Supplemental Plans at an accelerated rate of 2.1875 years per year until June 30, 2007 and one year of continuous employment thereafter. See "Executive Compensation — Agreements — Chief Executive Officer Employment Agreement".

        Messrs. Carnella, Storey and Glennie received payments in respect of pension entitlements in connection with the termination of their participation in the Fairmont Hotels & Resorts Executive and Executive Supplemental Pension Plans. Upon settlement of these pension entitlements, Messrs. Carnella, Storey and Glennie forfeit their eligibility to participate in any FHR pension plan (until January 1, 2008 with respect to Messrs. Storey and Glennie).

        Upon retirement, Named Executive Officers are entitled to certain life insurance, medical and dental benefits and are also able to participate in the FHR employee hotel accommodation program, which provides for discounted hotel room rates and food and beverage charges.

        The following table provides information regarding the estimated total annual pension benefits, annual service costs and accrued pension liabilities in respect of each Named Executive Officer.

Executive Pension Disclosure

Name	Assumed Retirement Date	Annual Pension Benefits Payable at Retirement Date	2005 Service Costs	Obligation at December 31, 2005
WILLIAM R. FATT	June 30, 2007	$779,000	$1,197,000	$11,330,000
CHRIS J. CAHILL	Age 60	$356,000	$168,000	$2,578,000
TIMOTHY J. AUBREY	Age 60	$327,000	$36,000	$509,000

Notes:

(a)
The main assumptions used to determine the figures in the above table are as follows:
—
Discount rate: 5.00% per year (5,75% per year for service cost) — Cdn.$1.00 = US$0.8547
—
Salary increase: 3.5% per year (4.0% per year for Mr. Fatt)
—
Bonus payment: at target level
—
Retirement age for the purpose of calculating service costs and obligations corresponds to the assumed retirement date or age shown in the table except for Mr. Cahill (age 65 assumed).
(b)
Messrs. Carnella, Storey and Glennie are excluded from the table as there is no year-end or future pension obligation. See note above regarding pension payments.

Agreements

Severance Agreements

        The Named Executive Officers are entitled to receive, pursuant to the terms of severance agreements between FHR and each of the Named Executive Officers (excluding Mr. Aubrey), severance benefits if a change in control of the Corporation occurs and, within the three-year period following the change in control, the individual's employment is terminated by FHR other than for cause, disability, retirement or death, or by the individual for defined reasons such as a change in responsibilities or a reduction in salary or benefits. In such event, the Named Executive Officer will receive: accrued salary to termination; up to 24 months salary and in the case of the CEO, 36 months salary; amounts under the STIP, KELTIP, Executive DSU Plan, KESOP, as applicable; life and health insurance for up to 24 months and in the case of the CEO, 36 months; pay for vacation not-taken; career counselling until new employment is found, financial counselling, costs of annual physical examination and club fees for up to 24 months, and in the case of the CEO, 36 months, or a lump sum payment equal to two times and in the case of the CEO, three times these perquisites in the termination year; an option to purchase his company car, plus expenses for its use for up to 24 months, and in the case of the CEO, 36 months; a lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum payment for professional membership fees for up to 24 months and in the case of the CEO, 36 months; a lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits; and legal fees and expenses arising from termination. The Named Executive Officer is not required to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment.

Chief Executive Officer Employment Agreement

        The Corporation and Mr. Fatt entered into the CEO Agreement on July 1, 2003 for a term of five years, subject to any renewal or earlier termination in accordance with the terms of the CEO Agreement. The CEO Agreement superceded the Change in Control Agreement entered into between Mr. Fatt and CPL in December 1999. Under the CEO Agreement, Mr. Fatt continues as the Chief Executive Officer of the Corporation. Mr. Fatt agreed to devote his full time and attention to the affairs of the Corporation, subject to his continuing to be entitled to serve as a member of those corporate, civic or charitable boards of directors on which he was a member on July 1, 2003, or other such boards as are subsequently approved by the Board of Directors. The Corporation and Mr. Fatt agreed on various matters related to Mr. Fatt's compensation and his supplemental pension entitlements, as described above (see "Report on Executive Compensation — Chief Executive Officer Compensation" and "Executive Compensation — Pension Plans and Retirement Benefits"). In addition, the Corporation granted Mr. Fatt 112,600 deferred share units ("CEO DSUs") upon execution of the CEO Agreement. The CEO DSUs have no monetary value before July 1, 2006; if Mr. Fatt is employed by the Corporation on that date, he will be entitled upon request made prior to December 31, 2006 to receive an amount for each CEO DSU equal to the average of the closing prices of the common shares of FHR for the five trading days before the date of such request. In addition to these matters, the CEO Agreement provides for the continuation of Mr. Fatt's participation in the benefit plans and perquisite programs of the Corporation, as provided to Mr. Fatt on July 1, 2003. The CEO Agreement also covers matters related to the termination of Mr. Fatt's employment. If his employment is terminated without cause, Mr. Fatt will be entitled to receive the benefits described under "Executive Compensation — Agreements — Severance Agreements" but for a period of 24 months instead of the 36 months which apply following a change in control. Mr. Fatt's employment may be terminated for cause without any compensation except for base salary earned to the date of such termination, provided, however, that if such termination occurs prior to his 56th birthday, his vested pensions payable under the Basic Pension Plans and the Supplemental Plans shall be payable commencing at age 65 and if such termination occurs on or after his 56th birthday, his vested pension payable under the Supplemental Plans will be payable commencing at age 60. If Mr. Fatt voluntarily resigns his employment with the Corporation prior to June 30, 2007, he will not be entitled to any acceleration or vesting of any STIP, KELTIP, KESOP or DSU awards; in such event, however, he will be entitled to all vested pension benefits under the Basic Plans and the Supplemental Plans and such benefits shall be payable commencing at age 60, subject to the normal retirement reduction applicable under the Supplemental Plans. If Mr. Fatt voluntarily resigns his employment after June 30, 2007, he will be entitled to all vested pension benefits under the Basic Plans and the Supplemental Plans, without early retirement reduction. Mr. Fatt has agreed to non-competition and non-solicitation covenants which would apply following his termination of employment with the Corporation of 18 months following his resignation and 24 months following any termination of employment where he receives any severance payments under the CEO Agreement.

Executive Vice President, Business Development and Strategy Relocation Agreement

        On December 8, 2004, the Board of Directors approved a letter agreement (the "Relocation Agreement") in respect of certain terms and conditions of Mr. Storey's relocation to Canada in September 2004 from his employment with Fairmont Hotels & Resorts (U.S.) Inc. in the United States. Under the Relocation Agreement, the Corporation and Mr. Storey agreed to various additional benefits to be provided to Mr. Storey in order to ensure that his after-tax compensation in Canada is equivalent to that which he received while employed by the Corporation in the United States and entitlements regarding relocation back to the United States.

Pension Settlement Agreements

        In December 2005, Messrs. Carnella, Storey and Glennie received a lump-sum settlement of their pension benefit as described herein. Pursuant to the agreements, they will not be permitted to participate in any pension plan of the Corporation until January 1, 2008. Messrs. Storey and Glennie will have the option to join a company-sponsored pension plan on or after January 1, 2008, however, without any entitlement to the additional pension benefits applicable to past service. The lump-sum pension settlement amounts were calculated to include the commuted value of pension entitlement for past service, mid-career deemed service and the additional pension entitlements under the severance agreements described under "Executive Compensation — Agreements — Severance Agreements".

Securities Authorized for Issuance Under Equity Compensation Plans

        The table below sets out information regarding compensation plans of the Corporation under which equity securities of the company are authorized for issuance as of December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	3,355,713	Cdn.$	28.07	2,355,922
Equity compensation plans not approved by securityholders	—		—	—

Total	3,355,713	Cdn.$	28.07	2,355,922

Notes:

(a)
The numbers shown in the table relate to the KESOP and Directors' Stock Option Plan. See "Executive Compensation — Long Term Stock Based Compensation Programs — Key Employee Stock Option Plan" for a narrative description of material features of the KESOP. The purpose of the Directors' Stock Option Plan is to promote a proprietary interest in FHR among its Directors, align the interests of the Directors more closely to those of other shareholders and assist the Corporation in retaining and attracting individuals with the experience and ability to act as Directors of FHR. Prior to May, 2003, an initial grant of 8,000 options was made to each non-employee Director and an annual grant of 4,000 options was made to each non-employee Director. The exercise price of an option is the closing price of a board lot of shares on the TSX on the grant date. An option may be exercised by an optionholder from time to time on and after the grant date, as to 100% of the optioned shares or any part thereof. The expiry date of an option is normally ten years after the grant date. No options were granted to Directors in 2005.

MATERIAL CONTRACTS

        The Corporation entered into an indenture dated December 8, 2003 with the Bank of New York, as trustee, under which FHR may issue 3.75% convertible senior notes due 2023 up to an aggregate principal amount of $270.0 million. See "Description of Capital Structure, Dividend Policy and Market for Securities — Convertible Senior Notes" for further information regarding the terms of these notes. A copy of the indenture is available at www.sedar.com.

        On January 29, 2006, the Corporation entered into the Acquisition Agreement with the Purchaser pursuant to which the Purchaser proposes to acquire all of the outstanding common shares of FHR for $45.00 per share. See "General Developments of the Business" and "Risk Factors — Risk Relating to the Proposed Transaction with an Affiliate of Kingdom Hotels International and Colony Capital". A copy of the Acquisition Agreement is available at www.sedar.com.

LEGAL PROCEEDINGS

        The Corporation and its subsidiaries are engaged in legal proceedings arising in the ordinary course of business. None of this litigation individually or in the aggregate, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of FHR.

INTERESTS OF EXPERTS

        The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 17, 2006 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the year ended December 31, 2005. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

        The text of the charter of the Corporation's Audit Committee is attached as Schedule "A" to this Annual Information Form.

Composition of the Audit Committee.

        The members of the audit committee are Stephen Bachand, Karen Rose, John Sharpe, Peter Sharpe and Robert Singer (Chair). All of the members of the audit committee are independent of the Corporation and financially literate.

Relevant Education and Experience

        This section describes the education and experience of FHR's Audit Committee members that is relevant to the performance of their responsibilities in that role.

        Each member of the Audit Committee currently is, or has previously been, in charge of, a significant business operation, often as president, chief executive officer or chief financial officer of a large public company. In this position, the individual would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

        The Chairman of the Audit Committee, Mr. Robert S. Singer, is a Certified Public Accountant and a financial expert with prior experience as a partner with Coopers & Lybrand (as it was then known) in its New York and Milan offices from 1987 to 1995. Mr. Singer has also been the President and Chief Operating Officer of Abercrombie & Fitch Co. and the Chief Financial Officer of Gucci Group N.V., both of which are publicly-traded companies on the New York Stock Exchange.

        Mr. Stephen E. Bachand was formerly the President and Chief Executive Officer of Canadian Tire Corporation, Limited and he is currently a member of the Audit Committee of Canadian Pacific Railway Limited, both of which are publicly-traded companies on the TSX.

        Ms. Karen M. Rose is the former Group Vice President and Chief Financial Officer of The Clorox Company, which is a publicly-traded company on the New York Stock Exchange. Ms. Rose also holds a Master of Business Administration degree.

        Mr. John L. Sharpe was formerly the President and Chief Operating Officer of Four Seasons Hotels Inc., a publicly-traded company on the TSX.

        Mr. L. Peter Sharpe is the President and Chief Executive Officer of The Cadillac Fairview Corporation, one of North America's largest investors, owners and managers of commercial real estate with a portfolio valued at approximately Cdn.$11 billion.

        Further details regarding each Audit Committee member is set out under the heading "Directors and Executive Officers" above.

Pre-Approval Policies and Procedures

        Any engagement of auditors for non-audit services requires the prior approval of the Audit Committee.

External Audit Service Fees

        During the years ended December 31, 2004 and 2005, the Corporation retained its principal auditor, PricewaterhouseCoopers LLP, Chartered Accountants, to provide services in the categories and for the approximate amounts that follow:

	2004	2005
Audit fees	$1,294,000	$1,249,000
Audit-related fees	$435,000	$864,000
Tax fees	$899,000	$1,139,000
All other fees	$18,000	$67,000

        The nature of the category of fees is described below.

        Audit fees:    Fees disclosed in the table above under the item "Audit fees" were incurred for audit services.

        Audit-related fees:    Audit-related fees were incurred for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above.

        Tax fees:    Tax fees were incurred for tax compliance services and tax advice and planning.

        All other fees:    All other fees were incurred for accounting, translation and special reports.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada, located in Toronto, Ontario, Canada. The trustee for the Corporation's convertible senior notes is The Bank of New York.

ADDITIONAL INFORMATION

        Additional information about FHR is available on the Corporation's web site at www.fairmont.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission's web site at www.sec.gov/edgar.

        Additional financial information is provided in FHR's consolidated financial statements and Management's Discussion and Analysis in the 2005 Annual Report.

        Copies of the Annual Information Form and the 2005 Annual Report of FHR may be obtained from:

  Fairmont Hotels & Resorts Inc.
  Corporate Secretary
  Canadian Pacific Tower
  100 Wellington Street West
  Suite 1600, TD Centre
  P.O. Box 40, Toronto, Ontario, M5K 1B7

        With respect to any document requested from FHR, FHR may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of FHR.

Schedule "A"

Audit Committee Charter

A.    Purpose of the Committee

  The purpose of the Audit Committee of the Board (the "Committee") is to assist the Board in its oversight of (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Corporation's external auditors and (iv) the performance of the Corporation's internal auditors.

B.    Establishment of Committee and Procedures

1.     Composition of Committee

  The Committee shall consist of not less than three and not more than six Directors. In addition, all members of the Committee shall meet the independence and financial literacy requirements of any applicable regulatory authority and stock exchange on which the Corporation's securities are traded and one member shall have accounting or related financial management expertise. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be first made by the Corporate Governance & Nominating Committee and confirmed by the full Board.

2.     Appointment of Committee Members

  Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board.

3.     Vacancies

  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

4.     Committee Chairman

  The Board shall appoint a Chairman for the Committee.

5.     Absence of Committee Chairman

  If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.     Secretary of Committee

  The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.     Meetings

  The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chairman of the Committee, the Chairman of the Board or the Chief Executive Officer may call a special meeting of the Committee at any time.

8.     Quorum

  A majority of the members of the Committee shall constitute a quorum.

9.     Notice of Meetings

  Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication) to each member of the Committee and the Chief Executive Officer of the Corporation at least 24 hours prior to the time fixed for such meeting, provided., however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.   Attendance of the Corporation's Officers at Meetings

  The Chief Executive Officer of the Corporation and, at the invitation of the Chairman of the Committee, one or more other officers of the Corporation may attend any meeting of the Committee.

11.   Procedure, Records and Reporting

  Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

12.   The Corporation's Auditors

  The Committee shall serve as the ultimate authority to which the Corporation's internal and external auditors are accountable. The Committee shall have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management proxy circular).

  The Committee shall meet with the external auditors as the Committee may deem appropriate to consider any matter which the Committee or the auditors believe should be brought to the attention of the Directors or the Shareholders.

13.   Review of Terms of Reference

  The Committee shall review and reassess the adequacy of these Terms of Reference at least annually and otherwise as it deems appropriate and propose recommended changes to the Board.

14.   Outside Advisors.

  The Committee shall have the authority to obtain, at the Corporation's expense, but at funding levels determined by the Committee, advice and assistance from outside legal, accounting or other advisors. The Committee shall also have authority to obtain advice and assistance from any officer or employee of the Corporation.

C.    Mandate of Committee

  Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized, recorded and reported. The Committee is responsible for reviewing management's actions in that regard.

1.
The Committee shall:

(a)
review with management and the Corporation's internal and external auditors the Corporation's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting; such review shall include a consideration of major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of identified deficiencies;

(b)
review with the auditors, before completion of the annual audit of the Corporation, the financial statements and the report of the auditors thereon, in order to ensure that the auditors are satisfied with the disclosure made to them of the required information and with the content of the financial statements;

(c)
review analyses prepared by management and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements;

(d)
receive and review at least annually a report by the external auditors describing the firm's internal quality-control procedures; and any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more external independent audits carried out by the firm, and any steps taken to deal with any such issues;

(e)
review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (i) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f)
review the qualifications and independence of the external auditors and assess their performance;

(g)
review and evaluate the lead partner of the external auditor, taking into account opinions of management and the Corporation's internal auditors, ensure the regular rotation of the lead audit partner as required by law, consider whether there should be regular rotation of the audit firm itself, and the Committee should present to the Board its conclusions with respect to the external auditor;

  (h)
  meet to review, discuss and recommend to the Board for approval, the audited annual financial statements of the Corporation, management's discussion and analysis of the financial condition and results of operations ("MD&A") with regard to those financial statements, the annual information form, the contents of the annual report to shareholders, and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

  (i)
  meet to review and discuss the Corporation's interim financial statements and management's discussion and analysis of the financial condition and results of operations ("MD&A") with regard to those interim financial statements with management and the external auditors and approve the release of those results by management;

  (j)
  discuss the types of financial information to be disclosed to the public (including to analysts and the media) and the type of presentation of such information, including non-GAAP and "pro forma" financial information, to be made in any such disclosures, including in earnings press releases and earnings guidance;

  (k)
  discuss with management the Corporation's policies and procedures for assessing and managing the principal risks of its business to determine that management has identified the principal risks of the Corporation's businesses and has implemented and is maintaining systems and procedures to manage those risks;

  (l)
  review the audit plans of the internal and external auditors of the Corporation, including the degree of detail of those plans and the co-ordination between those plans;

  (m)
  review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management's response thereto;

  (n)
  review the performance of the Corporation's internal control procedures to determine the effectiveness of the Corporation's internal controls and to determine that the Corporation is in compliance with legal and regulatory requirements and with the Corporation's policies;

  (o)
  review any changes in auditing or accounting principles and practices as suggested by management, the internal auditor or the external auditors of the Corporation and the financial impact thereof;

  (p)
  review annually the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any, on the Corporation's financial statements;

  (q)
  review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

  (r)
  review the recommendations of management as to the re-appointment or appointment of the external auditors;

  (s)
  directly recommend to shareholders the appointment of auditors and, once so appointed, establish the remuneration of the external auditors for audit and non-audit related services;

  (t)
  ensure that the external auditors report directly to the Committee, which shall directly oversee the external auditors, resolve disagreements between management and the external auditors, and pre-approve all audit and non-audit services to be provided by the external auditors;

  (u)
  establish procedures for the receipt, retention and treatment of complaints from the Corporation's employees on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions by the Corporation's employees of concerns regarding questionable accounting or auditing matters;

  (v)
  meet separately with management, the external auditors and internal auditors at every meeting of the Committee or as often as the Committee may deem appropriate and consider any matter that any of them may recommend bringing to the attention of the Board.

  (w)
  meet separately and review with the external auditors any audit problems or difficulties and management's responses;

  (x)
  establish explicit hiring policies for the hiring by the Corporation of employees or former employees of the external auditors;

  (y)
  review reports on expenses of the senior officers of the Corporation;

  (z)
  conduct an annual performance evaluation in conjunction with the annual board performance assessment;

  (aa)
  review, from time to time, the performance of the Committee, these Terms of Reference and, to the extent deemed necessary by the Committee, the performance of individual members of the Committee;

  (bb)
  report regularly to the Board with respect to matters arising out of any of the foregoing.

2.
The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties. The Committee has the authority to retain and compensate these advisors from the financial resources of the Corporation without seeking Board approval.

3.
The Committee may delegate from time to time to any person or committee of persons any of the foregoing responsibilities that lawfully may be delegated, provided that any person delegated any such power or authority shall report to the Committee at each meeting of the Committee on his or her activities in that regard.

4.
While the Committee has the responsibilities and powers set forth herein, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of management and the external auditors. Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations. Such matters shall be referred either by the Committee or by the full Board, to management, or otherwise as considered appropriate, for resolution.

QuickLinks

2005 ANNUAL INFORMATION FORM
TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION
CURRENCY EXCHANGE RATES
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
DESCRIPTION OF THE BUSINESS
RISK FACTORS
DESCRIPTION OF CAPITAL STRUCTURE, DIVIDEND POLICY AND MARKET FOR SECURITIES
DIRECTORS AND EXECUTIVE OFFICERS
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
Cummulative Shareholder Return
EXECUTIVE COMPENSATION
MATERIAL CONTRACTS
LEGAL PROCEEDINGS
INTERESTS OF EXPERTS
AUDIT COMMITTEE INFORMATION
TRANSFER AGENT AND REGISTRAR
ADDITIONAL INFORMATION
Schedule A